FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of MARCH, 2001


                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HILTON PETROLEUM LTD.
                                     ------------------------------------------
                                     (Registrant)

Date    April 9, 2001                By  /s/ NICK DEMARE
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

                           PURCHASE AND SALE AGREEMENT

                                     BETWEEN

                                STB ENERGY, INC.,

                                    AS SELLER


                                       AND


                              EXCO RESOURCES, INC.,

                                    AS BUYER

                          EXECUTED ON FEBRUARY 21, 2001

                           PURCHASE AND SALE AGREEMENT


         This Purchase and Sale Agreement (this "Agreement") is executed on February 21, 2001 by and between STB Energy, Inc.(Seller), a Texas corporation, whose address is 5727 S. Lewis Avenue, Tulsa, Oklahoma 74105, and EXCO Resources, Inc., ("Buyer") a Texas corporation, whose address is 6500 Greenville Avenue, Suite 600, Dallas, Texas 75206 .

                                    RECITALS:

         A. Seller owns various oil and gas properties, either of record or beneficially.

         B. Seller desires to sell to Buyer and Buyer desires to purchase from Seller the properties and rights of Seller hereinafter described, in the manner and upon the terms and conditions hereinafter set forth.

         C. Capitalized terms used herein shall have the meanings ascribed to them in Article 12 of this Agreement.

         NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound by the terms hereof, agree as follows:


                          ARTICLE 1. PURCHASE AND SALE

         SECTION 1.1  PURCHASE AND SALE.

         (a) At the Closing, and upon the terms and subject to the conditions of this Agreement, Seller agrees to sell and convey to Buyer, or such subsidiary or affiliate of Buyer as may be designated by Buyer within five (5) days prior to Closing (sometimes hereinafter referred to as "Buyer's Affiliate"), and Buyer agrees to purchase, accept and pay for the Assets.

         SECTION 1.2  ASSETS.

         As used in this Agreement, the term "Assets" means, subject to the terms and conditions of this Agreement, all of Seller's right, title, interest and estate, real or personal, recorded or unrecorded, movable or immovable, tangible or intangible, in and to the following:

         (a) The oil, gas and mineral leases, oil and gas leases, mineral fee interests and other leases, licenses, permits, rights of way and other agreements described in Exhibit "A"to this Agreement (collectively the "Leases"); all lands covered thereby (the "Lands"); and all leases, lands and interests and estates pooled or unitized with the Leases and Lands (collectively the "Units"); and all mineral interests, royalty interests, overriding royalty interests, production payments, other payments out of or measured by the value of oil and gas production, net profits interests, carried interests, after payout interests, farmout rights, options, subleases, and all other interests in and to the Leases, Lands and Units, whether now owned or hereafter acquired, including, without limitation, the royalty interests, overriding royalty interests, mineral fee interests and other interests in the production of oil, gas, and other minerals in and to the Leases, Lands and Units which are described in Exhibit "C" to this Assignment.

         (b) All wells (whether productive or capable of producing oil, gas or water or used for the disposal of water or other substances or used as part of a secondary or other enhanced recovery program) located on the Leases, Lands or Units as of the Effective Time, including, without hesitation the Wells described on Exhibit "B" to this Agreement;

         (c) All oil, gas, casinghead gas, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all products refined therefrom, together with all minerals produced in association with these substances, in and under and which may be produced and saved from or are attributable to the Leases, Units or Wells from and after the Effective Time, and all rents, issues, profits, proceeds, products, revenues and other income from or attributable thereto from and after the Effective Time (collectively the "Hydrocarbons");

         (d) All vehicles, rolling stock, furniture, office supplies equipment, machinery, fixtures and other tangible personal property and improvements on or pertaining to or appurtenant to the Leases, Lands, Units and Wells (including Seller's Tulsa office with its related furniture and equipment) or used or obtained in connection with the operation of the Leases, Units and Wells or with the production, treatment, sale or disposal of hydrocarbons or water produced therefrom or attributable thereto, including without limitation, pipelines, disposal systems, water wells, gathering systems, injection facilities, saltwater disposal facilities, pumping units and engines, buildings, flow lines and compression facilities appurtenant to or located upon the Leases and Lands (collectively, the "Equipment");

         (e) All contracts, agreements and instruments by which the Assets are bound, or that relate to or otherwise affect the Assets, including, but not limited to, the Permitted Encumbrances identified in Section 3.3(j), below, operating agreements, unitization, pooling and communitization agreements, declarations and orders, joint venture agreements, farmin and farmout agreements, water rights agreements, exploration agreements, participation agreements, joint venture agreements, exchange agreements, transportation or gathering agreements, agreements for the sale and purchase of oil, gas, or casinghead gas, and processing agreements to the extent applicable to the Assets or the production of oil and gas and other minerals and products produced in association therewith (collectively the "Contracts");


         (f) All easements, permits, licenses, servitudes, rights-of-way, surface leases and other surface rights (collectively the "Surface Contracts") appurtenant to, and used or held for use in connection with the Assets and not otherwise described in Exhibit A;

         (g)   All  lease  files, land  files,  well files,  gas  and oil  sales contract files, gas processing files, division order files, abstracts, title opinions, land surveys, geologic and geophysical data (including interpretations thereof), logs, maps, engineering data and reports, reserve studies and evaluations, and files and all other books, records, data, files, maps and accounting records related to the Assets, or used or held for use in connection with the maintenance or operation thereof, but excluding (i) work product of Seller's legal counsel (other than title opinions), (ii) data held confidentially pursuant to contractual obligations, and (iii) records relating to the negotiation and consummation of the sale of the Assets (collectively the "Records"); provided, however, that Seller may retain such copies of the Records as Seller may determine may be required or useful for litigation, tax, accounting, and auditing purposes; and


         (h)   All other oil, gas and  mineral leases,  mineral  fee  interests, royalty interests, overriding royalty interests, net profits interests, interests in land or personal property owned or held by Seller as of the Effective Time which are not otherwise described in this Agreement.

         It is intended by this Agreement to cover and include, and there are hereby covered and included, as a part of the Assets to be sold and conveyed by Seller to Buyer pursuant to this Agreement, all of Seller's interests, of whatever kind or character and howsoever arising, in oil and gas properties and interests and related personal property, equipment and fixtures used, held or enjoyed by Seller in the conduct of their business of, and investments in, exploration for and development and production of oil, gas and other minerals with respect to leases and lands, wherever located, as of the Effective Time, other than the Excluded Assets.

         SECTION 1.3  EXCLUDED ASSETS.

         Notwithstanding the foregoing, the Assets do not include, and there are excepted, reserved and excluded from the purchase and sale contemplated hereby (collectively the "Excluded Assets"):

         (a) All corporate, financial, income and franchise tax and legal records of Seller that relate to Seller's business generally (whether or not relating to the Assets), and all books, records and files that relate to the Excluded Assets and those records retained by Seller pursuant to Section 1.2(g) of this Agreement;

         (b) All rights to any refund of Taxes or other costs or expenses borne by Seller or Seller's predecessors in interest and title attributable to periods prior to the Effective Time;

         (c) Seller's area-wide bonds, permits and licenses or other permits, licenses authorizations used in the conduct of Seller's business generally;

         (d) All properties, rights and interests of Seller in the State of California, in Canada and in what is known as the Gus Landry Lease in Jefferson Davis Parish, Louisiana; and

         (e) All trade credits, account receivables, note receivables, and other receivables attributable to the Assets with respect to any period of time prior to the Effective Time.


         SECTION 1.4 EFFECTIVE TIME; PRORATION OF COSTS AND REVENUES.

         Possession of the Assets shall be transferred from Seller to Buyer at the Closing, but certain financial benefits and burdens of the Assets shall be transferred effective as of 7:00 a.m., local time, where the respective Assets are located, on January 1, 2001 (the "Effective Time"), as described below. Buyer shall be entitled to all production from or attributable to the Leases, Units and Wells at and after the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets at or after the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Property Costs incurred at and after the Effective Time. Seller shall be entitled to all production from or attributable to Leases, Units and Wells prior to the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets prior to the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Property Costs incurred prior to the Effective Time. "Earned" and "incurred", as used in this Agreement, shall be interpreted in accordance with generally accepted accounting principles and Council of Petroleum Accountants Society (COPAS) standards. "Property Costs" means all operating expenses (including without limitation costs of insurance and ad valorem,  property,  severance,  production  and  similar  Taxes  based  upon or measured by the ownership or operation of the Assets or the production of Hydrocarbons therefrom, but excluding any other Taxes) and capital expenditures incurred in the ownership and operation of the Assets under the applicable operating or unit agreement, and overhead costs charged to the Assets under the applicable operating or unit agreement, including overhead costs for the maintenance of Seller's Tulsa, Oklahoma, and Bridgeport, Texas offices. For purposes of allocating production (and accounts receivable with respect thereto), under this Section 1.4, (i) liquid hydrocarbons shall be deemed to be "from or attributable to" the Leases, Units and Wells when they pass through the pipeline connecting into the storage facilities (only insofar as such liquid hydrocarbons are above the pipeline connection) into which they are run and (ii) gaseous hydrocarbons shall be deemed to be "from or attributable to" the

Leases, Units and Wells when they pass through the delivery point sales meters on the pipelines through which they are gathered or transported, as applicable. Seller shall utilize reasonable interpolative procedures to arrive at an allocation of production when exact meter readings or gauging and strapping data is not available. Seller shall provide to Buyer, no later than ten (10) Business Days prior to Closing, evidence of all meter readings and all gauging and strapping procedures conducted on or about the Effective Time in connection with the Assets, together with all data necessary to support any estimated allocation, for purposes of establishing the adjustment to the Purchase Price pursuant to Section 2.3 hereof that will be used to determine the Closing Payment (as defined in Section 8.4(a)). Taxes, right-of-way fees, insurance premiums and other Property Costs that are paid periodically shall be prorated based on the number of days in the applicable period falling before and the number of days in the applicable period falling at or after the Effective Time, except that production, severance and similar Taxes shall be prorated based on the number of units actually produced, purchased or sold, as applicable, before, and at or after, the Effective Time. In each case, Buyer shall be responsible for the portion allocated to the period at and after the Effective Time and Seller shall be responsible for the portion allocated to the period before the Effective Time.


         SECTION 1.5  DELIVERY AND MAINTENANCE OF RECORDS.

         Seller, at Seller's cost, shall deliver the Records to Buyer in Tulsa, Oklahoma within ten (10) days following Closing.


                            ARTICLE 2. PURCHASE PRICE

         SECTION 2.1  PURCHASE PRICE.

         The purchase price payable to Seller for the Assets (the "Purchase Price") shall be Fifteen Million, Two Hundred Thousand Dollars ($15,200,000.00), subject to adjustment as provided in Section 2.2, and subject to any post closing adjustments provided for in this Agreement.


         SECTION 2.2       ADJUSTMENTS TO PURCHASE PRICE.

         The Purchase Price for the Assets shall be adjusted as follows with all such amounts being determined in accordance with generally accepted accounting principles and Council of Petroleum Accountants Society (COPAS) standards:

         (a) Reduced by the aggregate amount of the following proceeds received by Seller between the Effective Time and the Closing Date (with the period between the Effective Time and the Closing Date referred to as the "Adjustment Period"): (i) proceeds from the sale of Hydrocarbons (net of any royalties, overriding royalties or other burdens on or payable out of production, gathering, processing and transportation costs and any production, severance, sales or excise Taxes not reimbursed to Seller by the Buyer of production) produced from or attributable to the Properties during the Adjustment Period, and (ii) other proceeds received by Seller with respect to the Assets during the Adjustment Period (other than for production prior to the Adjustment Period);

         (b) Reduced in accordance with Section 3.5, by an amount equal to the Allocated Value of those interests (i) with respect to which preferential purchase rights have been exercised prior to Closing or (ii) that cannot be transferred at Closing due to unwaived requirements for consent to the assignments contemplated hereby;

         (c)  Reduced  (i) as a result  of Title  Defects  by the  Title  Defect
Amount;

         (d) Reduced by the aggregate amounts payable to third-party owners of working interests, royalties and overriding royalties and other interests held in suspense (plus interest to be paid with such suspense funds) by Seller as of the Closing Date;

         (e) Reduced by an amount equal to unpaid ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership or operation of the Assets that are attributable to periods of time prior to the Effective Time, which amounts shall, to the extent not actually assessed, be computed based on such taxes and assessments for the preceding tax year (such amount to be prorated for the period of Seller's and Buyer's ownership before and after the Effective Time); and

         (f) Increased by the amount of all Property Costs and other costs attributable to the ownership and operation of the Assets which are paid by Seller and incurred at or after the Effective Time, including oil and gas hedge payments.

         SECTION 2.3 ALLOCATION OF PURCHASE PRICE.

         Schedule 2.3 sets forth the agreed allocation of the unadjusted Purchase Price among each of the Assets, which has been made in compliance with the principles of Section 1060 of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury regulations thereunder. The "Allocated Value" for any Asset equals the portion of the unadjusted Purchase Price allocated to such Asset on Schedule 2.3 to this Agreement, increased or decreased as provided in this Agreement. Buyer shall provide

Seller a final Schedule 2.3 (revised to reflect any such increases or decreases) no later than two (2) days prior to Closing.

         SECTION 2.4 HIDALGO-WILLACY NO. 15-B WELL.

         Seller is not currently receiving any revenues or paying any expenses incurred in connection with the Coastal Oil Corporation ("Coastal") -
Hidalgo-Willacy No. 15-B Well (the "Well") located in Hidalgo County, Texas because Coastal has taken the position that Seller interest is still subject to the Non-Consent penalties provided for in Article VI.(b) of the operating agreement covering the Well. In particular, Coastal has advised Seller that Seller's payout status with respect to the Non-Consent provisions of such operating agreement was in excess of $2,200,000.00 as of September 30, 2000. Seller believes that such payout balance is overstated. Seller is in the process of negotiating with Coastal to reduce Seller's payout balance such that only the costs attributable to the reworking operations conducted in September of 2000 and subsequent operations would be included. If on or before January 1, 2002, Seller is successful in obtaining Coastal's agreement that Seller's interest in the Well (which is the same interest to be conveyed to Buyer hereunder) is only subject to Non-Consent penalties with respect to such operations which are in an amount that causes Seller's interest in such property to have a value as of the Effective Time, as determined by mutual agreement of Seller and Buyer, in excess of $0, Buyer will (subject to the satisfaction of all other Title Defects applicable to the Well) pay to Seller an amount equal to the value of Seller's interest in such Well, as so determined, as an adjustment to the Purchase Price.


                    ARTICLE 3. TITLE AND ENVIRONMENTAL AUDIT

         SECTION 3.1  SELLER'S TITLE

         (a) Subject to Section 4.2(b), Seller represents and warrants to Buyer that Seller title to the Leases, Wells, Units and Lands shown on Exhibits "A", "B" and "C", as applicable, as of the Effective Time is (and as of the Closing Date shall be) Defensible Title as defined in Section 3.2 of this Agreement.

         (b) The conveyance to be delivered by Seller to Buyer shall be substantially in the form of Exhibit "E" hereto (the "Conveyance") and contain a special warranty of title by, through and under Seller to the Leases, Wells, Units and Lands shown on Exhibits "A", "B" and "C", subject to the Permitted Encumbrances, but shall otherwise be without warranty of title, express, implied or statutory, except that such conveyances shall transfer to Buyer all rights or actions on title warranties given or made by Seller predecessors, to the extent Seller may legally transfer such rights.

         (c) Buyer shall not be entitled to protection under Seller special warranty of title in the Conveyance against any Title Defect reported under this
Article 3.

         SECTION 3.2  DEFINITION OF DEFENSIBLE TITLE.

         As used in this Agreement, the term "Defensible Title" means that title of Seller which,is subject to Permitted Encumbrances:

         (a) Entitles Seller to receive throughout the duration of the productive life of any Units, Wells or Leases (after satisfaction of all royalties, overriding royalties, non-participating royalties, net profits interests or other similar burdens on or measured by production of oil and gas), not less than the "net revenue interest" share plus the "payout balance" shown in Exhibits "B"and "C" of all oil, gas and other minerals produced, saved and marketed from such Wells, Units or Leases, as applicable;

         (b) Obligates Seller to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to any Lease, Unit or Well not greater than the "working interest" shown in Exhibit "B" without increase throughout the productive life of such Lease, Unit or Well, except as stated in Exhibits "A" and "B" and except increases resulting from contribution requirements with respect to defaulting co-owners under applicable operating agreements and increases that are accompanied by at least a proportionate increase in Seller's net revenue interest;

         (c) Entitles Seller to payout balances not less than the "payout balances" as provided in Exhibit "B"; and


         (d) Is free and clear of liens, encumbrances, obligations, security interests, restrictions, pledges, claims or other defects.

         As used in this Agreement, the term "Title Defect" refers to any defect or deficiency in title, except for Permitted Encumbrances, that (i) create a lien, claim, encumbrance or other obligation affecting the interests of Seller in the Assets, (ii) diminish Seller's net revenue interest (defined as Seller's share of the proceeds from the sale of hydrocarbons produced from and allocated to the Assets, net of all royalties, overriding royalties, or other burdens on production or non-operating interests applicable thereto), (iii) increase Seller's working interest (defined as Seller's share of the costs of operation, development or production borne by the owner of such interest without a corresponding increase in Seller's net revenue interest, or which creates an obligation to pay costs or expenses in an amount greater than such interest.

         SECTION 3.3 DEFINITION OF PERMITTED ENCUMBRANCES.

         As used herein, the term "Permitted Encumbrances" means any or all of the following:

         (a) Lessors' royalties and any overriding royalties, reversionary interests and other burdens, including Seller's outstanding Bank Loan (which will be settled in full and the liens and security interests securing the same will be released at the time of the payment of the Purchase Price at Closing) to the extent that they do not, individually or in the aggregate, impair Seller's rights to receive proceeds of production from the interest or property in question, reduce Seller's net revenue interests below that shown in Exhibits "B" and "C" or increase Seller's working interest above that shown in Exhibit "B" without a corresponding increase in the net revenue interest(s);

         (b) All leases, unit agreements, pooling agreements, operating agreements, production sales contracts, division orders and other contracts, agreements and instruments applicable to the Assets, to the extent that they do not, individually or in the aggregate, reduce Seller's net revenue interests below that shown in Exhibit "B"and "C" or increase Seller's working interest above that shown in Exhibit "B" without a corresponding increase in the net revenue interest(s);

         (c) Preferential rights to purchase the Assets with respect to which waivers or consents are obtained by Seller (subject to Section 3.5(a)) from the appropriate parties prior to the Closing Date or the appropriate time period for asserting the right has expired or which need not be satisfied prior to a transfer;

         (d) Third-party consent requirements and similar restrictions with respect to which waivers or consents are ultimately obtained by Buyer, with Seller's cooperation, from the appropriate parties prior to the Closing Date or the appropriate time period for asserting the right has expired or which need not be satisfied prior to a transfer;

         (e) Liens for current Taxes or assessments not yet delinquent or, if delinquent, being contested in good faith by appropriate actions;

         (f) Materialman's, mechanic's, repairman's, employee's, contractor's, operator's and other similar liens or charges arising in the ordinary course of business for amounts not yet delinquent (including any amounts being withheld as provided by law), or if delinquent, being contested in good faith by appropriate actions;

         (g) All rights to consent, by required notices to, filings with, or other actions by Governmental Bodies in connection with the sale or conveyance of oil and gas leases or interests therein if they are not required prior to the sale or conveyance;

         (h) Easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations to the extent that they do not, individually or in the aggregate, impair Seller's right to receive proceeds of production from the affected Property, reduce Seller's net revenue interests below that shown in Exhibit "B", or increase Seller's working interest above that shown in Exhibit "B" without a corresponding increase in the net revenue interest; and

         (i) Any other liens, charges, encumbrances, defects or irregularities which do not, individually or in the aggregate, detract from the value of or interfere with the use or ownership of the Assets subject thereto or affected thereby (as currently used or owned), which would be accepted by a reasonably prudent Buyer engaged in the business of owning and operating oil and gas properties, and which do not impair Seller's right to receive proceeds of production from the affected interest or property, reduce Seller's net revenue interest below that shown in Exhibit "B" or increase Seller's working interest above that shown in Exhibits B without a corresponding increase in the net revenue interest, or otherwise.


         SECTION 3.4 NOTICE OF TITLE DEFECTS: DEFECT ADJUSTMENTS.

         (a) To assert a claim arising out of a breach of Section 3.1(a), Buyer shall notify Seller in writing of any matter Buyer considers to be a Title Defect as soon as Buyer becomes aware of such Title Defect but, in any event, by not later than 4:00 P.M., Central Standard Time, on February 21, 2001, (the Defect Notice Date). Such notice ("Notice of Title Defect") shall include (i) a specific description of the matter Buyer asserts as a Title Defect, (ii) a specific description of the portion of the Assets that is affected by the Title Defect, (iii) Buyer's calculation of the amount by which each Title Defect has diminished the value of the Assets, such amount to be determined by Buyer in a good faith and commercially reasonable manner, and (iv) all necessary and desirable supporting documentation. Buyer shall be deemed to have waived any Title Defect which Buyer fails to assert in its Notice of Title Defect prior to the date set forth in this Paragraph 3.4(a) or which Buyer accepts or assumes by Closing on that portion of the Assets covered by such Notice of Title Defect.

         (b) Remedies for Title Failures. With respect to each Defect asserted by Buyer in the Notice of Title Defect, if Seller requests, Seller and Buyer shall discuss and agree whether a particular matter constitutes a Title Defect. Seller shall have the right but not the obligation to cure any Title Defect asserted in such Notice at their own expense prior to Closing, in which case the parties shall proceed to Closing without adjustment of the Purchase Price or termination of this Agreement. If Seller fails to cure any Title Defect on or prior to Closing, it shall be deemed to be a title failure ("Title Failure") for the relevant Asset. Buyer shall not be entitled to any adjustment to the Purchase Price until such time as the Title Failures aggregate to $50,000.00 (the "Deductible Amount"). Notwithstanding the provisions of the foregoing sentence or any other provision of this Agreement, it is specifically agreed and understood that liquidated amounts due and owing in respect of vendor's, carriers, warehousemen's, repairmen's, mechanics', workmen's, materialmen's, construction or other like liens shall not be included in the Deductible Amount, but shall otherwise be treated as Title Defects in accordance with the provisions of this Section 3.4. It is fully understood by Seller and Buyer that Buyer shall never be entitled to an adjustment to the Purchase Price for the Deductible Amount. Buyer and Seller shall negotiate in good faith to reach agreement regarding the value of any Title Failure, and unless waived by Buyer shall mutually agree to one of the following options with respect to each Title Failure.

         (c) Termination of Agreement. Notwithstanding anything to the contrary within this Section 3.4, this Agreement may be terminated due to Title Failures under the following circumstances:

                  (i) Should Buyer determine, in its sole discretion that the Title Failure is material, then Buyer shall have the option to terminate this Agreement, without any liability, upon written notice to Seller no later than two (2) days prior to the Closing. If Buyer exercises its option to terminate this Agreement pursuant to this Section 3.4(c), this Agreement shall become void and have no effect, and neither party shall have any further right or duty to or claim against the other party under this Agreement, except as expressly provided to the contrary in this Agreement; or

                  (ii) If the aggregate amount of adjustments to the Purchase Price for Title Failures exceeds an amount equal to 3% of the initial unadjusted Purchase Price, Seller shall have the option to terminate this Agreement, without any liability, upon written notice to Buyer on or prior to the Closing. For purposes of determining Seller's right to terminate this Agreement pursuant to Section 3.4(c), the amount of Title Defect adjustments shall be the amounts set forth in Buyer's Notices of Title Defects unless Buyer and Seller agrees to a lesser amount in accordance with Section 3.4(b). If Seller exercise Seller option to terminate this Agreement pursuant to this Section 3.4(c), this Agreement shall become void and have no effect, and neither party shall have any further right, or claim against, or duty to the other party under this Agreement, except as expressly provided to the contrary in this Agreement.

         (d) Increase in Purchase Price. Seller shall be entitled to an increase in the Purchase Price with respect to any interest to which Seller has (i) record title ownership of a net revenue interest that is greater than the net revenue interest claimed by Seller. In the event that Seller is entitled to an adjustment, such adjustment shall be calculated in the same manner as downward adjustments to the Purchase Price in accordance with Section 3.4(b) (including the $50,000.00 deductible) and shall be reduced by the costs (such as attorney's fees and court costs) incurred by Buyer in order to achieve any such increase(s) in Seller's interest(s). Buyer shall use its best efforts to notify Seller of any interest increase known by Buyer to exist at the time provided for the Title Defects Notice in this Agreement.

         SECTION 3.5  PREFERENTIAL RIGHTS AND CONSENTS TO ASSIGN.

         (a) Preferential Rights to Purchase or Rights of First Refusal. If any of the Assets are subject to a preferential right to purchase or right of first refusal, then the proposed sale of the Assets affected thereby will be subject to Seller obtaining a waiver of such right or expiration of the appropriate time period for asserting such right without any exercise thereof prior to closing. Seller shall not be liable to Buyer by reason of inability or failure to obtain any waiver of preferential rights or rights of first refusal.

         (b) Consents to Assignments. The transfer of the Assets may be subject to various forms of consent to assignment. Seller shall give reasonable cooperation to Buyer in obtaining such consents prior to Closing and shall promptly undertake appropriate action to obtain such consents. Seller shall not be liable to Buyer if consents are not obtained.

         (c) Right to Termination of the Agreement. If Buyer, in good faith, is unable to obtain the necessary and material consents to assignment then either Seller or Buyer may terminate this Agreement. If Seller is unable to obtain a waiver of applicable preferential rights to purchase or rights of first refusal then Seller or Buyer may terminate this Agreement.

         (d) If any preferential rights to purchase any Properties are exercised prior to Closing, those Properties transferred to a third party as a result of the exercise of such preferential rights shall be treated as if subject to a Title Defect resulting in the complete loss of title and the Purchase Price shall be reduced under Section 2.3(b) by the Allocated Value for such Property without being subject to the $50,000.00 deductible provided for in Section 3.4
(b). Seller shall retain the consideration paid by the third party.


         SECTION 3.6  CASUALTY OR CONDEMNATION OR EXPROPRIATION LOSS.

         If, after the date of this Agreement but prior to the Closing Date, any portion or portions of the Assets is destroyed (either totally or partially) by fire or other casualty or is taken in condemnation or expropriation or under right of eminent domain, and the loss of any one or more casualty or taking equals or exceeds Five Hundred Thousand Dollars ($500,000.00), Buyer may terminate this Agreement.

         If, after the date of this Agreement but prior to the Closing Date, any portion of the Assets is destroyed by fire or other casualty or is taken in condemnation or expropriation or under right of eminent domain, and the loss as a result of such individual casualty or taking is less than Five Hundred Thousand Dollars ($500,000.00), Buyer shall elect by written notice to Seller to either (i) treat such casualty or taking as a Title Defect with respect to the affected Property or Properties under Section 3.4 and Seller shall retain all rights to insurance and other claims against third parties with respect to the casualty or taking except to the extent the parties otherwise agree in writing; or (ii) Buyer shall accept the Assets affected by any casualty and Seller shall, at Closing, pay to Buyer all sums paid to Seller by third parties by reason of such casualty or taking and shall assign, transfer and set over to Buyer or subrogate Buyer to all of Seller's right, title and interest (if any) in insurance claims, unpaid awards, and other rights against third parties (other than Affiliates of Seller and Seller's directors, officers, employees and agents) arising out of the casualty or taking. Seller shall promptly notify Buyer of any destruction of Assets (either partial or total) by fire or other casualty or of commencement of condemnation or expropriation or eminent domain proceedings.

         SECTION 3.7 ENVIRONMENTAL AUDIT.

         Buyer may perform an environmental audit of some or all of the Properties (the "Environmental Audit") prior to the Closing Date. The scope of the Environmental Audit (including any testing, coring, or sampling) to be made on or with respect to the Leases shall be determined by Buyer, and shall be performed upon prior notice and in a manner that will not unreasonably interfere with Seller's operations. The cost of the Environmental Audit shall be borne by Buyer. Seller hereby grants to Buyer and its agents, employees and representatives any and all rights of access that are necessary to complete the Environmental Audit.

               ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF SELLER

         SECTION 4.1  DISCLAIMERS.

         (A)  EXCEPT AS  EXPRESSLY  REPRESENTED  OTHERWISE  IN ARTICLE 3 OR THIS
ARTICLE 4 OR IN THE CONVEYANCE TO BE DELIVERED TO BUYER HEREUNDER, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO
(I) ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY OR RECOVERABILITY OF PETROLEUM SUBSTANCES IN OR FROM THE ASSETS, (IV) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES
GENERATED BY THE ASSETS, (V) THE PRODUCTION OF PETROLEUM SUBSTANCES FROM THE ASSETS, OR (VI) ANY OTHER MATERIAL OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO BUYER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, AND FURTHER DISCLAIM ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY
UNDERSTOOD AND AGREED BY THE PARTIES HERETO THAT BUYER SHALL BE DEEMED TO BE OBTAINING EQUIPMENT IN ITS PRESENT STATUS, CONDITION AND STATE OF REPAIR, "AS IS" AND "WHERE IS" WITH ALL FAULTS.

         SECTION 4.2  REPRESENTATIONS AND WARRANTIES.

         Seller represents and warrants to Buyer the matters set out in Sections
4.3 through 4.7. Such representations and warranties shall, unless expressly specified to the contrary therein, be applicable both as of the date hereof and also as of the Closing Date.

         SECTION 4.3  EXISTENCE AND QUALIFICATION.

         Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and is duly qualified to do business as a foreign corporation in each jurisdiction where the Assets are located, except where the failure to so qualify would not have a Material Adverse Effect.

         SECTION 4.4  POWER.

         Seller has the corporate power to enter into and perform this Agreement and consummate the transactions contemplated by this Agreement.

         SECTION 4.5  AUTHORIZATION AND ENFORCEABILITY.

         The execution, delivery and performance of this Agreement, and the performance of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller (and all documents required hereunder to be executed and delivered by Seller at Closing will be duly executed and delivered by Seller) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         SECTION 4.6 NO CONFLICTS.

         Seller's execution, delivery and performance of this Agreement will not conflict with or violate any agreement or instrument to which Seller is a party or any law, rule, regulation, ordinance, judgment, decree or order to which Seller is subject.

       SECTION 4.7 LITIGATION.

         There are no actions, suits or proceedings pending, or (to the knowledge of Seller) threatened in writing before any Governmental Body against either of the Seller or any of its subsidiaries which are reasonably likely to impair materially Seller's ability to perform its respective obligations under this Agreement.

         SECTION 4.8 LIABILITY FOR BROKERS' FEES.

         Buyer shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Seller, for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby, except as related to the agreement by and between Randell
A. Bodenhamer, President of R.A Bodenhamer & Associates, Inc., and Buyer, whereby Buyer agrees to pay R.A. Bodenhamer & Associates, Inc., one per cent (1%) of the Purchase Price for Seller's Assets if Buyer successfully closes this transaction via a negotiated process with Seller. In the event these assets are acquired via an auction-to-the-highest-bidder process, Buyer agrees to pay R.A. Bodenhamer & Associates, Inc., the fee of one-half of one percent (1/2 of 1%) of the purchase price of Seller's assets. Said sum to be paid at the Closing of this transaction, by immediately available funds payable to R.A. Bodenhamer & Associates, Inc.


                ARTICLE 5.REPRESENTATIONS AND WARRANTIES OF BUYER

         Buyer represents and warrants to Seller the following:

         SECTION 5.1   EXISTENCE AND QUALIFICATION.

         Buyer is a corporation organized, validly existing and in good standing under the laws of the state of Texas and is duly qualified to do business as a foreign corporation in every jurisdiction in which it is required to qualify in order to conduct its business except where the failure to so qualify would not have a Material Adverse Effect on Buyer or its properties; and Buyer is duly qualified to do business as a foreign corporation in the respective jurisdictions where the Assets to be transferred to it are located.

         SECTION 5.2 POWER.

         Buyer has the corporate power to enter into and perform this Agreement and consummate the transactions contemplated by this Agreement.

         SECTION 5.3 AUTHORIZATION AND ENFORCEABILITY.

         The execution, delivery and performance of this Agreement, and the performance of the transaction contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer (and all documents required hereunder to be executed and delivered by Buyer at Closing will be duly executed and delivered by Buyer) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Buyer, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights and remedies of creditors generally as well as to general principles OF equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         SECTION 5.4 NO CONFLICTS.

         Buyer's execution, delivery and performance of this Agreement will not conflict with or violate any agreement, instrument to which Buyer is a party or any law, rule, regulation, ordinance, judgment, decree or order to which Buyer is subject.

         SECTION 5.5 LIABILITY FOR BROKERS' FEES.

         Seller shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Buyer, for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby

         SECTION 5.6 LITIGATION.

         There are no actions, suits or proceedings pending, or (to Buyer's knowledge) threatened in writing before any Governmental Body against Buyer or any subsidiary or Buyer which are reasonably likely to impair materially Buyer's ability to perform its obligations under this Agreement.

         SECTION 5.7 BUYER'S DECISION TO CLOSE.

         Buyer's decision to close this transaction is based solely on its own investigations and opinions of the condition of Seller's interests and not in reliance on any representations of Seller or their agents, beyond those contained in Article 4.

                       ARTICLE 6. COVENANTS OF THE PARTIES

         SECTION 6.1 ACCESS.

         Between the date of execution of this Agreement and the Closing Date, Seller will give Buyer and its representatives access to the Assets and access to and the right to copy, at Buyer's expense, the Records in Seller's possession, for the purpose of conducting an investigation of the Assets, but only to the extent that Seller may do so without violating any obligations to any third party and to the extent that Seller has authority to grant such access without breaching any restriction binding on Seller. Such access by Buyer shall be limited to Seller's normal business hours and any weekends and after hours requested by Buyer that can be reasonably accommodated by Seller, and Buyer's investigation shall be conducted in a manner that minimizes interference with the operation of the Assets. All information obtained by Buyer and its representatives under this Section shall be subject to the terms of Section 6.6.

         SECTION 6.2 GOVERNMENT REVIEWS.

         Seller and Buyer shall in a timely manner (a) make all required filings, if any, with and prepare applications to and conduct negotiations with, each governmental agency as to which such filings, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby, and (b) provide such information as each may reasonably request to make such filings, prepare such applications and conduct such negotiations. The Parties shall cooperate with and use all reasonable efforts to assist the other with respect to such filings, applications and negotiations.

         SECTION 6.3 NOTIFICATION OF BREACHES.

         Until the Closing:

         (a) Buyer shall notify Seller promptly after Buyer obtains actual knowledge that any representation or warranty of Seller contained in this Agreement which is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect.

         (b) Seller shall notify Buyer promptly after Seller obtains actual knowledge that any representation or warranty of Buyer contained in this Agreement which is untrue in any material respect or will be untrue in any material respect as of the

Closing Date or that any covenant or agreement to be performed or observed by Buyer prior to or on the Closing Date has not been so performed or observed in a material respect.

         (c) If any of Buyer's or Seller's representations or warranties are untrue or shall become untrue in any material respect between the date of execution of this Agreement and the Closing Date, or if any of Buyer's or Seller's covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed in any material respect, but if such breach of representation ,warranty, covenant or agreement shall (if curable) be cured by the Closing (or if the Closing does not occur, by the date set forth in Section 8.1(a)), then such breach shall be considered not to have occurred for all purposes of this Agreement.

         SECTION 6.4 LETTERS IN LIEU; ASSIGNMENTS; OPERATORSHIP.

         (a) Seller will execute on the Closing Date Letters in Lieu of Division and Transfer Orders relating to the Assets on forms prepared by Buyer and reasonably satisfactory to Seller to reflect the transactions contemplated hereby.

         (b) Seller will prepare and Seller and Buyer will execute on the Closing Date all assignments necessary to convey to Buyer, or Buyer's Affiliate, all federal or state leases in the form as prescribed by the applicable governmental body and otherwise acceptable to Buyer and Seller.

         (c) Seller will use its reasonable efforts to cause Buyer or Buyer's Affiliate, effective as of the Closing Date, to be appointed Operator of the Seller's Operated Leases.

         SECTION 6.5 PUBLIC ANNOUNCEMENTS.

         Until the Closing, no Party shall make any press release or other public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby without the prior written consent of the other; provided, however, the foregoing shall not restrict disclosures by Buyer or Seller which are required by applicable securities or other laws or regulations or the applicable rules of any stock exchange having jurisdiction over the disclosing party or its Affiliates.

         SECTION 6.6 OPERATION OF ASSETS.

         Except as set in Section 6.6 (b), below, until the Closing, Seller (i) will continue to operate and administer the Assets in a good and workmanlike manner, (ii) will not, without the prior written consent of Buyer, commit to any operation, or services of related operations, reasonably anticipated by Seller to require future capital expenditures by the owner of the Assets in excess of $20,000, or make any capital expenditures in excess of $20,000 after the execution of this Agreement, or terminate, materially amend, execute or extend any material agreements affecting the Assets, (iii) will maintain generally insurance coverage on the Assets presently furnished by nonaffiliated third parties in the amounts and of the types presently in force, (iv) will use commercially reasonable efforts to maintain in full force and effect all Leases, (v) will maintain all material governmental permits and approvals affecting the Assets,
(vi) will not transfer, farmout, sell, hypothecate, encumber or otherwise dispose of any Assets except for sales and dispositions of oil and gas production made in the ordinary course of business consistent with past practices, and (vii) will not enter into, assign, terminate or amend, in any material respect, any Contract or any other contract or agreement by which the Properties are bound. Buyer's approval of any action restricted by this Section
6.6 shall be considered granted within 10 days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller's written notice) of Seller's notice to Buyer requesting such consent unless Buyer notifies Seller to the contrary during that period. In the event of an emergency, Seller may take such action as a prudent operator would take and shall notify Buyer of such action promptly thereafter.

         SECTION 6.7   INDEMNITY REGARDING ACCESS.

         Buyer agrees to indemnify, defend and hold harmless Seller, their Affiliates, the other owners of interests in the Leases, Lands, Units and Wells, and all such Persons' and Parties' directors, officers, employees, agents and representatives from and against any and all claims, liabilities, losses, costs and expenses (including court costs and reasonable attorneys' fees), including claims, liabilities, losses, costs and expenses attributable to personal injuries, death, or property damage, caused by or resulting from the exercise of access rights to the Assets and to the Records and other related information prior to the Closing by Buyer, its Affiliates, or its or their directors, officers, employees, agents or representatives.

         SECTION 6.8   GAS IMBALANCES.

         Buyer expressly assumes any and all obligations attributable to gas production imbalances with co-owners of the Leases, Lands, Units and Wells.

         SECTION 6.9   TAX MATTERS.

         (a) Subject to the provisions of Section 11.3, Seller shall be responsible for all Taxes (other than ad valorem, property, severance, production and similar Taxes based upon or measured by the ownership or operation of the Assets or the production of Hydrocarbons therefrom, which are addressed in Section 1.4) attributable to any period of time at or prior to Closing including, without limitation, income Taxes arising as a result of the gain recognized on the transfer of the Assets, and Buyer shall be responsible for all such Taxes attributable to any period of time after Closing. Regardless of which party is responsible, Seller shall handle payment to the appropriate Governmental Body of all Taxes with respect to the Assets which are required to be paid prior to Closing (and shall file all returns with respect to such Taxes).

         (b) With respect to the 2000 ad valorem taxes on the Assets, Seller shall pay in full such taxes on or before January 31, 2001. Seller shall provide Buyer with copies of paid tax receipts.

         SECTION 6.10 FURTHER ASSURANCES.

         After Closing, Seller and Buyer agree to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other Party for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

         SECTION 6.11  LIABILITY FOR GAS HEDGE.

         Seller will retain and, at or after Closing, will satisfy and discharge directly all liability, responsibility and payments made or due for the gas hedge currently in place with Bank One which is described on Exhibit "G" to this Agreement.

                        ARTICLE 7. CONDITIONS TO CLOSING

          SECTION 7.1 CONDITIONS OF SELLER TO CLOSING.

         The obligations of Seller to consummate the transactions contemplated by this Agreement are subject, at the option of Seller, to the satisfaction on or prior to Closing of each of the following conditions:

         (a) Representations. The representations and warranties of Buyer set forth in Article 5 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

         (b) Performance. Buyer shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

         (c) Pending Litigation. No suit, action or other proceeding by a third party (including any Governmental Body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement shall be pending before any Governmental Body;

         (d) Deliveries. Buyer shall have for delivery to Seller duly executed counterparts of the Conveyances and the other documents and certificates to be delivered by Buyer under Section 8.3;

         (f) Title Defects. The sum of all Title Defect Amounts for Title Defects determined under Section 3.4(a) prior to Closing, including Title Defect Amounts pursuant to Sections 3.6 shall be less than three percent (3%) of the unadjusted Purchase Price; and

         (g) Simultaneous Closing. Both the transaction contemplated under this Agreement and that between R.A. Bodenhamer & Associates, Inc. and Buyer shall be consummated simultaneously at Closing. Should Seller fail to close Buyer, at its option, shall have the right to terminate this Agreement pursuant to Article 9.

         SECTION 7.2 CONDITIONS OF BUYER TO CLOSING.

         The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject, at the option of Buyer, to the satisfaction on or prior to Closing of each of the following conditions:

         (a) Representations. The representations and warranties of Seller set forth in Article 4 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not have a Material Adverse Effect;

         (b) Performance. Seller shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

         (c) Pending Litigation. No suit, action or other proceeding by a third party (including any Governmental Body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement shall be threatened or pending before any Governmental Body;

         (d) Deliveries. Seller shall have delivered to Buyer duly executed counterparts of the Conveyances and the other documents and certificates to be delivered by Seller under Section 8.2;

         (e) Title Defects. The sum of all Title Defect Amounts for Title Defects determined under Section 3.4(a) prior to the Closing, including Title Defect Amounts pursuant to Sections 3.6 and 6.9, shall be less than three percent (3%) of the unadjusted Purchase Price.


                               ARTICLE 8. CLOSING

         SECTION 8.1 TIME AND PLACE OF CLOSING.

         (a) Consummation of the purchase and sale transaction as contemplated by this Agreement (the "Closing"), shall, unless otherwise agreed to in writing by Buyer and Seller, take place at the offices of Buyer in Dallas, Texas at 10:00 a.m., local time, on March 7, 2001, or, if all conditions in Article 7 to be satisfied prior to Closing have not yet been satisfied or waived, as soon thereafter as such conditions have been satisfied or waived, subject to the rights of the parties under Article 9.

         (b) The date on which the Closing occurs is herein referred to as the "Closing Date."

         SECTION 8.2   OBLIGATIONS OF SELLER AT CLOSING.

         At the Closing, upon the terms and subject to the conditions of this Agreement, Seller shall deliver or cause to be delivered to Buyer, among other things, the following instruments, duly executed and, where applicable, witnessed or acknowledged, or both:

         (a) Conveyances of the Assets, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

         (b) Physical possession of all the Assets, Environmental Permits and health and safety plans pertaining to the Assets to Buyer, unless another time for delivery of a portion of the Assets is elsewhere specified herein;

         (c) Assignments, on appropriate forms, of state and of federal leases comprising portions of the Assets;

         (d)      Letters-in-lieu of transfer orders covering the Assets;

         (e)     An     executed     statement     described     in     Treasury
Regulationss.1.1445-2(b)(2) certifying that Seller is not a foreign person within the meaning of the Code; and

         (f) either of the State and federal change of operator forms with respect to those of the Assets of which Seller is the operator.


         SECTION 8.3 OBLIGATIONS OF BUYER AT CLOSING.

         At the Closing, upon the terms and subject to the conditions of this Agreement, Buyer shall deliver or cause to be delivered, among other things, the following instruments executed and, where applicable, witnessed or acknowledged, or both:

         (a) A wire transfer to Seller's appointed Bank of the Closing Payment (as defined in Section 8.4(a), below) in same-day funds;

         (b)      Conveyances of the Assets.

         (c)      Letters-in-lieu of transfer orders covering the Assets.


         SECTION  8.4   CLOSING   PAYMENT  AND   POST-CLOSING   PURCHASE   PRICE
ADJUSTMENTS.

         (a) Not later than two (2) business days prior to the Closing Date, Seller shall prepare and deliver to Buyer, using and based upon the best information available to Seller, a preliminary settlement statement estimating the Adjusted Purchase Price after giving effect to all Purchase Price adjustments set forth in Section 2.3. The estimate delivered in accordance with this Section 8.4(a) shall, after any reduction for a Title Defect Amount which is in dispute, constitute the dollar amount to be paid by Buyer to Seller at the Closing (the "Closing Payment").

         As soon as reasonably practicable after the Closing but not later than the 90th day following the Closing Date, Seller shall prepare and deliver to Buyer a statement setting forth the final calculation of the Adjusted Purchase Price and showing the calculation of each adjustment, based, to the extent possible, on actual credits, charges, receipts and other items before and after the Effective Time and taking into account all Title Defect adjustments under
Section 3.4. Seller shall at Buyer's request supply reasonable documentation available to support any credit, charge, receipt or other item. As soon as reasonably practicable but not later than the 60th day following receipt of Seller's statement hereunder, Buyer shall deliver to Seller a written report containing any changes that Buyer proposes be made to such Statement. The parties shall undertake to agree on the final statement of the Adjusted Purchase Price no later than 180 days after the Closing Date. In the event that the parties cannot reach agreement within such period of time, the remaining matters may be determined pursuant to arbitration as per Section 11.16. Within10 days after the earlier of (i) the expiration of Buyer's 60-day review period without delivery of any written report, or (ii) the date on which the parties finally determine the disputed matters, (x) Buyer shall pay to Seller the amount by which the Adjusted Purchase Price exceeds the Closing Payment, or (y) Seller shall pay to Buyer the amount by which the Closing Payment exceeds the Adjusted Purchase Price, as applicable. Any post-closing payment pursuant to this Section
8.4 shall bear interest from the Closing Date to the date of payment at the Agreed Interest Rate.

         (c) All payments made or to be made under this Section to Seller shall be by electronic transfer of immediately available funds to the credit of STB. All payments made or to be made hereunder to Buyer shall be by electronic transfer of immediately available funds to a bank and account specified by Buyer in writing to Seller.


                       ARTICLE 9.TERMINATION AND AMENDMENT

         SECTION 9.1   TERMINATION.

         This Agreement may be terminated at any time prior to Closing: (i) by the mutual prior written consent of Seller and Buyer; or (ii) by either Buyer or Seller, if Closing has not occurred on or before March 21, 2001; provided, however, that no party shall be entitled to terminate this Agreement under this
Section 9.1 (ii) if the Closing has failed to occur because such party failed to perform or observe in any material respect its covenants and agreements hereunder.

         SECTION 9.2 EFFECT OF TERMINATION.

         If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no further force or effect (except for the provisions of Sections 4.8, 5.5, 6.7, 11.4 and 11.17 which shall continue in full force and effect) and Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any party without any restriction under this Agreement. In the event this Agreement terminates under Section 9.1 (ii) because a party has failed to perform or observe in any material respect any of its agreements or covenants contained herein which are to be performed at or prior to Closing, then the other party shall be entitled to all remedies available at law or in equity and shall be entitled to recover attorneys' fees in addition to any other relief to which such party maybe entitled.

                      ARTICLE 10. POST-CLOSING OBLIGATIONS;
                          INDEMNIFICATION; LIMITATIONS

         SECTION 10.1 (A) ACCESS TO OGSYS; (B) ASSISTANCE IN COLLECTING ACCOUNTS RECEIVABLE; AND (C) OFFICE LEASE AND RETENTION OF EMPLOYEES.

         (a) For a period of one hundred and twenty (120) days after Closing, Buyer will make available to Seller, during normal business hours, Seller's existing OGSYS accounting system to provide data and prepare reports covering the time period prior to the Effective Time. Seller agrees to reimburse reasonable costs, including labor costs, for the time spent by Buyer's employees, directly associated with providing such data or preparing such reports.

         (b) After Closing, Buyer agrees to assist Seller in the collection of amounts due from joint interest owners, to the extent such amounts relate to the operation of the Assets by Seller, prior to the Effective Time.

         (c) Buyer will (subject to Seller's obtaining the consent of the Landlord in such lease to such assumption by Buyer) assume Seller's office lease in Tulsa, Oklahoma covering approximately 4,670 square feet on the 6th floor of the building known as One Summit Plaza. Seller represents that such lease is in full force and effect and that Seller has the right to assign (and, contemporaneously with the Closing of this Agreement, Seller will assign) their interest in such lease to Buyer. Buyer will (subject to persons performing or being willing to perform their current duties of employment in accordance with good business practices) offer to retain those of Seller's office personnel in Tulsa who are listed in Exhibit "F" to this Agreement for a period of one year
(1) after Closing, at the salaries set forth in such Exhibit "F".

         SECTION 10.2   ASSUMPTION AND INDEMNIFICATION.

         (A) AT CLOSING, BUYER SHALL ASSUME ALL COSTS, OBLIGATIONS AND LIABILITIES OF SELLER THAT (I) RELATE TO THE ASSETS, (II) ARISE FROM OR RELATE TO EVENTS OCCURRING ON OR AFTER BUT NOT BEFORE THE EFFECTIVE TIME AND (III) DO NOT ARISE FROM OR RELATE TO THE INACCURACY OF ANY REPRESENTATION OR WARRANTY OF SELLER, OR THE BREACH OF, OR FAILURE TO PERFORM OR SATISFY, ANY COVENANT OF SELLER, SET FORTH IN THIS AGREEMENT OR IN ANY OTHER AGREEMENT, INSTRUMENT, DOCUMENT OR CERTIFICATE EXECUTED OR DELIVERED IN CONNECTION WITH THIS AGREEMENT ("ASSUMED OBLIGATIONS"); PROVIDED, HOWEVER, BUYER SHALL HAVE NO OBLIGATIONS WITH RESPECT TO LIABILITIES ARISING FROM INJURIES OR DEATH WITH RESPECT TO CONTINUED OPERATION BY SELLER OF THE ASSETS AFTER THE EFFECTIVE TIME AND PRIOR TO THE CLOSING DATE.

         (B) NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, SELLER SHALL BE RESPONSIBLE FOR, SHALL PAY ON A CURRENT BASIS, AND SHALL DEFEND, INDEMNIFY, SAVE, HOLD HARMLESS, DISCHARGE AND RELEASE BUYER FROM AND AGAINST ANY AND ALL LIABILITIES, ARISING FROM, BASED UPON, RELATED TO OR ASSOCIATED WITH: (1) ANY BROKERS' OR FINDERS' FEES OR COMMISSIONS ARISING WITH RESPECT TO BROKERS OR FINDERS RETAINED OR ENGAGED BY ANY PERSON OTHER THAN BUYER AND RESULTING FROM OR RELATING TO THE TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT; (2) THE BREACH OF, OR FAILURE TO PERFORM OR SATISFY, ANY OF THE COVENANTS OF SELLER SET FORTH IN THIS AGREEMENT OR IN ANY OTHER AGREEMENT, INSTRUMENT, DOCUMENT OR CERTIFICATE EXECUTED OR DELIVERED IN CONNECTION WITH THIS AGREEMENT; AND/OR (3) CAUSED BY OR ARISING OUT OF OR RESULTING FROM INJURY OR DEATH WHICH IS ATTRIBUTABLE TO OPERATIONS BY SELLER BETWEEN THE EFFECTIVE TIME AND THE CLOSING DATE.

         (C) NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, BUYER SHALL BE RESPONSIBLE FOR, SHALL PAY ON A CURRENT BASIS, AND SHALL DEFEND, INDEMNIFY, SAVE, HOLD HARMLESS, DISCHARGE AND RELEASE SELLER FROM AND

AGAINST ANY AND ALL LIABILITIES ARISING FROM, BASED UPON, RELATED TO OR ASSOCIATED WITH: (1) THE ASSUMED OBLIGATIONS; (2) ANY ACT, OMISSION OR EVENT INVOLVING OR RELATING TO THE ASSETS OCCURRING AFTER THE EFFECTIVE TIME EXCEPT AS SET FORTH IN SECTION 10.2(B), ABOVE; (3) THE OWNERSHIP OR OPERATIONS OF THE ASSETS AFTER THE EFFECTIVE TIME EXCEPT AS SET FORTH IN SECTION 10.2(B), ABOVE;
(4) ANY BROKERS' OR FINDERS' FEES OR COMMISSIONS ARISING WITH RESPECT TO BROKERS OR FINDERS RETAINED OR ENGAGED BY BUYER AND RESULTING FROM OR RELATING TO THE TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT; (5) THE BREACH OF, OR FAILURE TO PERFORM OR SATISFY ANY OF THE COVENANTS OF BUYER SET FORTH IN THIS AGREEMENT OR IN ANY OTHER AGREEMENT, INSTRUMENT, DOCUMENT OR CERTIFICATE EXECUTED OR DELIVERED IN CONNECTION WITH THIS AGREEMENT.

         (d) "Liabilities", for purposes of this Article 10, shall mean any actual liability, loss, cost, diminution in value, expense, claim, demand, notice of violation, investigation, administrative proceeding, payment, charge, obligation, fine, penalty, deficiency, award or judgment, including reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity; provided, however, that Buyer and Seller shall not be entitled to indemnification under this Section 10.2 for, and "Liabilities" shall not include, loss of profits or other consequential damages suffered by the party claiming indemnification, or any punitive damages.

         (e) The indemnity of each party provided in this Section 10.2 shall be for the benefit of and extend to each Party's present, former and future Affiliates, successors and permitted assigns, and its and their directors, officers, employees, agents, and representatives.

         SECTION 10.3 INDEMNIFICATION ACTIONS.

         All claims for indemnification under Section 10.2 shall be asserted and resolved as follows:

         (a) For purposes of this Article 10, the term "Indemnifying Party" when used in connection with particular Liabilities shall mean the Party or Parties having an obligation to indemnify another Party or Parties with respect to such Liabilities pursuant to this Article 10, and the term "Indemnified Party" when used in connection with particular Liabilities shall mean the Party or Parties having the right to be indemnified with respect to such Liabilities by another Party or Parties pursuant to this Article 10.

         (b) To make claim for indemnification under Section 10.2, an Indemnified Party shall notify the Indemnifying Party of its claim under this
Section 10.3, including the specific details of and specific basis under this Agreement for its claim (the "Claim Notice"). In the event that the claim for indemnification is based upon a claim by a third party against the Indemnified Party (a "Claim"), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Claim and shall enclose a copy of all papers (if any) served with respect to the Claim; provided that the failure of any Indemnified Party to give notice of a Claim as provided in this Section 10.3 shall not relieve the Indemnifying Party of its obligations under Section 10.2 except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Claim or otherwise prejudices the Indemnifying Party's ability to defend against the Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

         (c) In the case of a claim for indemnification based upon a Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

         (d) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof if requested by the Indemnifying Party, the Indemnified Party agrees to cooperate in contesting any Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Claim controlled by the Indemnifying Party pursuant to this Section 10.3(d). An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Claim or (ii) settle any Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

         (e) If the Indemnifying Party admits its liability but fails to diligently prosecute or settle the Claim, then the Indemnified Party shall have the right to defend against the Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party's choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party in good faith does not admit its liability, then the Indemnifying Party shall have the right to defend against the Claim with counsel of the Indemnified Party's choosing. The Indemnified Party will be entitled to its costs and expenses if the Indemnifying Party is unable to establish it was not required to indemnify the Indemnified Party. If the Indemnifying Party has not yet admitted its liability for a Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for 10 days following receipt of such notice to (i) admit in writing its liability for the Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

         (f) In the case of a claim for indemnification not based upon a Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to (i) cure the Liabilities complained of, (ii) admit its liability for such Liabilities or (iii) dispute the claim for such Liabilities. If the Indemnifying Party does not notify the Indemnified Party within such 30 day period that it has cured the Liabilities or that it disputes the claim for such Liabilities, the amount of such Liabilities shall conclusively be deemed a liability of the Indemnifying Party hereunder.


                            ARTICLE 11. MISCELLANEOUS

         SECTION 11.1 COUNTERPARTS.

         This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.

         SECTION 11.2 EXHIBITS AND SCHEDULE.

         The  Exhibits  and  Schedule   referred  to  in  this   Agreement   are
incorporated in this Agreement by reference and constitute a part of this Agreement.

         SECTION 11.3 EXPENSES.

         Except as otherwise specifically provided, all fees, costs and expenses incurred by Buyer or Seller in negotiating this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the Party incurring the same, including, without limitation, legal and accounting fees, costs and expenses.

         SECTION 11.4  NOTICES.

         All notices and communications required or permitted under this Agreement shall be in writing and any communication or delivery hereunder shall be deemed to have been duly made when personally delivered to the individual indicated below, or if mailed, when received by the Party charged with such notice and addressed as follows:

         IF TO SELLER:              STB Energy, Inc.
                                    5727 S. Lewis Avenue,
                                    Tulsa, Oklahoma 74153
                                    Attn:    Ian Padden
                                    Telephone:   (805) 828 0424,
                                    Telecopy:    (661) 861 0660

         IF TO BUYER:               EXCO Resources, Inc.
                                    6500 Greenville Avenue, Suite 600
                                    Dallas, Texas 75206
                                    Attn: Richard E. Miller
                                    Telephone: (214) 368-2084
                                    Telecopy: (214) 368-2087

         Any Party may, by written notice so delivered to the other Party, change the address or individual to which delivery shall thereafter be made.

         SECTION 11.5 WIRE TRANSFER INSTRUCTIONS.

         Funds payable to Seller shall be wired to Seller as follows:

                           Bank One, Texas, N. A.
                           ABA 111000614
                           For the Account of:
                           STB Energy, Inc.
                           5727 S. Lewis Avenue
                           Tulsa, Oklahoma 74105

                           Account Number: 1824136061

                           Attention: Karen Smith


         SECTION 11.6 AMENDMENTS.

         This Agreement may not be amended nor any rights hereunder waived except by an instrument in writing signed by the Party to be charged with such amendment or waiver and delivered by such Party to the Party claiming benefit of such amendment or waiver.

         SECTION 11.7 ASSIGNMENT.

         Subject to Section 2.2, no Party may assign all or any portion of its rights or delegate all or any portion of its duties hereunder unless it continues to remain liable for the performance of its obligations hereunder and obtains the prior written consent of the other Party; provided, however, this
Section 11.7 shall not require Seller's consent to any transfer of rights hereunder by Buyer to Buyer's Affiliate.

         SECTION 11.8 CONDITIONS.

         The inclusion in this Agreement of conditions to Seller's and Buyer's obligations at the Closing shall not, in and of itself, constitute a covenant of either Seller or Buyer to satisfy the conditions to the other Party's obligations at the Closing.

         SECTION 11.9  GOVERNING LAW.

         This Agreement and the transactions contemplated hereby shall be construed and enforced in accordance with the laws of the State of Texas, but without regard to laws or principles of conflicts of laws that would cause application of the laws of another jurisdiction.

         SECTION 11.10 ENTIRE AGREEMENT.

         This Agreement (including the Exhibits hereto) constitutes the entire understanding among the Parties with respect to the subject matter hereof, superseding all negotiations, prior discussions and prior agreements and understandings relating to such subject matter.

         SECTION 11.11  PARTIES IN INTEREST.

         This Agreement shall be binding upon, and shall inure to the benefit of, the Parties hereto, and their respective successors and assigns, and nothing contained in this Agreement, express or implied, is intended to confer upon any other person or entity any benefits, rights or remedies.

         SECTION 11.12  SURVIVAL.

         The representations, warranties, covenants, agreements and indemnities provided for in this Agreement shall survive the Closing for one (1) year.

         SECTION 11.13 CONSTRUCTION.

         Seller and Buyer have had substantial input into the drafting and preparation of this Agreement and have had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby. This Agreement is the result of arm's-length negotiations from equal bargaining positions.

         SECTION 11.14 LIMITATION ON DAMAGES.

         Notwithstanding anything to the contrary contained herein, none of Buyer, Seller or any of their respective Affiliates shall be entitled to punitive damages in connection with this Agreement and the transactions contemplated hereby and each of Buyer and Seller, for itself and on behalf of its Affiliates, hereby expressly waives any right to punitive damages in connection with this Agreement and the transactions contemplated hereby.


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


         SECTION 11.15  ARBITRATION.

         Any dispute arising out of or relating to this Agreement or the breach, termination or validity thereof, shall be finally settled by arbitration conducted expeditiously in accordance with the Center for Public Resources ("CPR") Rules for Non-Administered Arbitration of Business Disputes by three independent and impartial arbitrators selected by CPR in accordance with Rule 6 of the CPR Rules. The arbitration shall be governed by the Uniform Arbitration Act, V.T.C.A., Civil Practice and Remedies Code, Sections 171.001 to 171.020, and judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction thereof. The place of arbitration shall be Houston, Texas, unless otherwise agreed to by the parties hereto. The arbitrators are not empowered to award consequential, indirect, special, punitive, or exemplary damages, and each Party hereby irrevocably waives any damages in excess of actual damages.

         SECTION 11.16  SEVERABILITY.

         If any term or other provision of this Agreement is held invalid, illegal or incapable of being enforced under any rule of law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a materially adverse manner with respect to either Party.

         SECTION 11.17  ATTORNEYS' FEES.

         If any legal action or other proceeding, including arbitration, is brought for the enforcement of this Agreement or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the prevailing party shall be entitled to recover reasonable attorney's fees in addition to any other relief to which the prevailing party shall be entitled.


                             ARTICLE 12. DEFINITIONS

         "Adjustment Period" has the meaning set forth in Section 2.2(a).

         "Affiliate" with respect to any Person, means any person that directly or indirectly controls, is controlled by or is under common control with such Person, including a limited liability corporation.

         "Agreed Interest Rate" shall mean six percent (6%) per annum simple interest.


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


         "Agreement" has the meaning set forth in the first paragraph of this Agreement.

         "Allocated Value" has the meaning set forth in Section 2.3.

         "Assets" has the meaning set forth in Section 1.2.

         "Assumed Obligations" has the meaning set forth in Section 10.2(a).

         "Business Day" means each calendar day except Saturdays, Sundays, and Federal holidays.

         "Buyer's Affiliate" has the meaning set forth in Section 1.1(a).

         "Claim" has the meaning set forth in Section 10.3.

         "Claim Notice" has the meaning set forth in Section 10.3.

         "Closing" has the meaning set forth in Section 8.1(a).

         "Closing Date" has the meaning set forth in Section 8.l(b).

         "Closing Payment" has the meaning set forth in Section 8.4(a).

         "Code" has the meaning set forth in Section 2.4.

         "Contracts" has the meaning set forth in Section 1.2(e).

         "Conveyance" has the meaning set forth in Section 3.1(b).

         "Defensible Title" has the meaning set forth in Section 3.2.

         "Effective Time" has the meaning set forth in Section 1.4.

         "Environmental Audit" has the meaning set forth in Section 3.7(a).

         "Equipment" has the meaning set forth in Section 1.2(d).

         "Excluded Assets" has the meaning set forth in Section 1.3.

         "Governmental Body" means any federal, state, local, municipal, or other governments; any governmental, regulatory or administrative agency, commission,

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


body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; and any court or governmental tribunal.

         "Hydrocarbons" has the meaning set forth in Section 1.2(c).

         "Indemnified Party" has the meaning set forth in Section 10.3(a).

         "Indemnifying Party" has the meaning set forth in Section 10.3(a).

         "Lands" has the meaning set forth in Section 1.2(a).

         "Laws" means all statutes, rules, regulations, ordinances, orders, and codes of Governmental Bodies.

         "Leases" has the meaning set forth in Section 1.2(a).

         "Liabilities" has the meaning set forth in Section 10.2(d).

         "Material Adverse Effect" means any material adverse effect on the ownership, operation or value of the Assets, as currently operated, taken as a whole, provided, however, that "Material Adverse Effect" shall not include general changes in industry or economic conditions or changes in laws or in regulatory policies.

         "Party" or "Parties" means one or all of signatory Parties to this Agreement, respectively, unless otherwise indicated.

         "Permitted Encumbrances" has the meaning set forth in Section 3.3.

         "Person" means any individual, firm, corporation,  partnership, limited
liability   company,   joint   venture,   association,   trust,   unincorporated
organization, government or agency or subdivision thereof or any other entity.

         "Property Costs" has the meaning set forth in Section 1.4.

         "Purchase Price" has the meaning set forth in Section 2.1.

         "Buyer" has the meaning set forth in the first paragraph of this Agreement.

         "Records" has the meaning set forth in Section 1.2(g).



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


         "Seller" has the meaning set forth in the first paragraph of this Agreement.

         "Surface Contracts" has the meaning set forth in Section 1.2(g).

         "Taxes" means all federal, state, local, and foreign income, profits, franchise, sales, use, ad valorem, property, severance, production, excise, stamp, documentary, real property transfer or gain, gross receipts, goods and services, registration, capital, transfer, or withholding Taxes or other governmental fees or charges imposed by any taxing authority, including any interest, penalties or additional amounts which may be imposed with respect thereto.

         "Notice of Title Defect" has the meaning set forth in Section 3.4(a).

         "Title Defect" has the meaning set forth in Section 3.2.

         "Units" has the meaning set forth in Section 1.2(d).

         "Wells" has the meaning set forth in Section 1.2(b).

         IN WITNESS WHEREOF, this Agreement has been signed by each of the parties hereto on the date first above written.

          Buyer:                                    Seller:

EXCO Resources, Inc.                         STB Energy, Inc.

By:   /s/ Richard E. Miller                  By:    /s/ Ian Padden
     ------------------------------                -----------------------------
Name:  Richard E. Miller                     Name:  Ian Padden
     ------------------------------                -----------------------------
Title:  Vice President                       Title: Vice President
      -----------------------------                -----------------------------









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